UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08402

ISC8 Inc.
(Exact name of registrant as specified in its charter)

c/o Broadway Advisors
511 30th Street, Suite A
Newport Beach, California 92663
(949) 673-0855
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

__________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒    Rule 12g-4(a)(1)
☐ Rule 12g-4(a)(2)
☐ Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☐ Rule 15d-6

Approximate  number of holders of record as of the certification or notice date: None (1)

 Pursuant to the requirements of the Securities Exchange Act of 1934, ISC8 Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2015	By:	/s/ Alfred Masse
Alfred Masse Former Chief Restructuring Officer

(1)
On September 14, 2015, the United States Bankruptcy Court for the Central District of California entered an order confirming ISC8 Inc.’s First Amended Plan of Liquidation, dated August 3, 2015 (the “Amended Plan of Liquidation”). Upon confirmation of the Amended Plan of Liquidation, all previously issued equity securities of ISC8 Inc., including the securities listed in this Form 15, were cancelled and terminated, and ISC8 Inc. was deemed to be dissolved for all purposes without any further action or order of any kind.